Mail Stop 4561
Via fax: +81-3-5259-6311

December 17, 2009

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

       Re: **Internet Initiative Japan Inc.**
             Form 20-F for the Year Ended March 31, 2009
             Filed on September 29, 2009
             File No. 000-30204

Dear Mr. Watai:

We have reviewed your response letter dated October 30, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2009.

General

1.   We refer to your responses to prior comments 2, 4, 5, 6, 9 and 10. We note that while you have confirmed that you will provide responsive disclosure in subsequent filings, you have not clarified nor otherwise addressed the concerns raised with respect to your disclosures for the company's fiscal year 2009. In your response letter, for each of the above-cited comments, please provide substantive responses to the comments issued regarding the disclosure for fiscal year 2009.

Item 4. Information on the Company

Business Overview, page 12

2.   Please refer to prior comment 2 and tell us whether you had any material leases
        during your fiscal year ended March 31, 2009 that were required to be filed. If so,
        please amend your Form 20-F to file any such agreements.

Exhibits, page 77

3.   We note your assertion in response to prior comment 16 that the agreements with
        NTT and KDDI need not be filed because you consider them to have been made
        in the ordinary course of business. Please be advised that Instruction 4(b) to the
        Exhibits of Form 20-F provides that a contract made in the ordinary course need
        not be filed unless it falls within one of the enumerated categories, one of which is
        a contract on which the company's business is substantially dependent. Refer to
        Instruction 4(b)(ii). We therefore reissue our prior comment. Please file the
        agreements with NTT Communications, NTT East, NTT West and KDDI in an
        amended Form 20-F or provide us with a detailed analysis, using quantified terms,
        demonstrating that you are not substantially dependent on one or more of these
        contracts.

Item 17. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

4.   We note your response to prior comment 11 where you acknowledge that the
        initial set-up fees should have been recognized over the expected period of service
        versus the contract period. Please clarify whether you intend to revise your
        accounting for such fees on a go forward basis.

5.   We note from your response to prior comment 12 that you look to EITF 00-21 to
        determine the separate units of accounting for your systems development
        arrangements. We further note that revenue for the delivered items is deferred
        until the last element of the system construction contract is completed and
        accepted as the customer has the right to return all of the equipment or the system
        if all the elements of the contract are not completed. Please clarify whether you
        are applying SOP 81-1 or SAB 104 in recognizing the revenue for these
        arrangements and specifically address how you considered footnote 1 and
        paragraph 13 of SOP 81-1 in determining whether contract accounting should be
        applied so such arrangements. To the extent that you are applying SOP 81-1, tell

us how you determined that the completed contract method (versus the percentage of completion) should be applied to these arrangements.

Note 7. Goodwill and Other Intangible Assets, page F-22

6.   We note your response to prior comment 13 where you state that it would "require a significant amount of costs for customers to transfer their developed internal network systems to other service providers." Please explain further how this supports your determination that customer relationship intangibles have an indefinite useful life. In this regard, considering your contracts do not prohibit your customers' ability to change service providers, explain further how you determined that such costs support your assumptions that acquired customer relationships will contribute to your cash flows indefinitely. In addition, tell us why you believe an attrition analysis covering two years is sufficient to establish a reasonable basis for concluding that these assets have an indefinite life and tell us how you determined the forecasted customer attrition rate used in your analysis. Also, while we note that at the time of appraisal and as of March 31, 2009, the Internet Protocol technology was not expected to be replaced by new technology innovation, explain further how you concluded that such technology will continue to contribute to your cash flows indefinitely.

Note 10. Income Taxes, page F-27

7.   We note your response to prior comment 14 where you indicate that the decrease in the valuation allowance in fiscal 2007 resulted, in part, from a decrease in the deferred tax asset of 1,299,395 thousand yen due to the utilization of net loss carryforwards. Please reconcile this information to the rate reconciliation table on page F-29 where you indicate that realization of tax benefit from operating loss carryforwards in fiscal 2007 was 2,163,531 thousand yen.

8.   Please refer to prior comment 14. As previously requested, tell us how you considered including a discussion of the reasons for the material fluctuations in your valuation allowance for deferred tax assets for each year presented, either in the footnotes to the financial statements or in MD&A.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202)-551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief